Electrameccanica Vehicles Corp.
Interim Financial Statements
March 31, 2017

Unaudited - Expressed in Canadian Dollars

Electrameccanica Vehicles Corp.
Statements of Financial Position
(Expressed in Canadian dollars)

		March 31,	December 31,
		2017	2016
	Note	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents		$2,201,834	$3,916,283
Receivables	4	345,372	271,284
Prepaid expenses		215,108	249,585
Inventory		3,475	-
		2,765,789	4,437,152
Non-current assets
Plant and equipment	5	327,555	225,269
Investment	6	200,000	100,000
Trademark and patents	2	39,408	25,345

TOTAL ASSETS		$3,332,752	$4,787,766

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$530,415	$468,000
Customer deposits		192,750	169,500
Convertible loan	9	263,953	243,676
TOTAL LIABILITIES		987,118	881,176

EQUITY
Share capital	10	11,861,730	11,383,996
Common share subscription		1,500	101,500
Share-based payment reserve	11	2,602,023	2,351,144
Equity component of convertible loan		39,130	39,130
Deficit		(12,158,749)	(9,969,180)
TOTAL EQUITY		2,345,634	3,906,590

TOTAL LIABILITIES AND EQUITY		$3,332,752	$4,787,766

Commitments (Notes 8)
Subsequent events (Note 17)

On behalf of the Board of Directors.

/s/ Jerry Kroll	/s/ Robert Tarzwell
Director	Director

The accompanying notes are an integral part of these financial statements	2

Electrameccanica Vehicles Corp.
Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

		3 months ended
		March 31,	March 31,
		2017	2016
	Note

Operating expenses
Amortization	5	$24,910	$1,452
General and administrative expenses	12	482,809	180,644
Research and development expenses	13	1,283,729	648,879
Sales and marketing expenses		124,266	37,500
Stock-based compensation expense	11	247,656	249,133
		(2,163,370)	(1,117,608)
Other items
Accretion interest expense		(20,277)	-
Foreign exchange loss		(5,922)	(3,475)

Net and comprehensive loss		$(2,189,569)	$(1,121,083)

Loss per share – basic and fully diluted		$(0.05)	$(0.04)

Weighted average number of shares outstanding
– basic and fully diluted	10	41,974,465	29,488,295

The accompanying notes are an integral part of these financial statements	3

Electrameccanica Vehicles Corp.
Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

		Share capital
										Equity
								Share-based		component of
		Number of			Share		Share	payment		convertible
		shares	Amount		subscription		Issue cost	reserve		loan	Deficit	Total
Balance at December 31, 2015		26,783,625	$458,520		$50,000	$		$354,015	$		$(995,833)	$(133,298)
Shares issued for cash		13,575,200	8,375,519		-		(1,604,486)	-		-	-	6,771,033
Shares issued for finders fees		1,273,512	823,512		-		-	519,088		-	-	1,342,600
Shares issued for convertible debt issue cost		26,250	26,250		-		-	16,852		-	-	43,102
Share issued to settle debt		125,000	50,000		-		-	-		-	-	50,000
Share-based payment		-	3,264,681		-		-	-		-	-	3,264,681
Stock-based compensation		-	-		-		-	1,461,189		-	-	1,461,189
Share subscription		-	-		51,500		(10,000)	-		-	-	41,500
Equity component of convertible loan		-	-		-		-	-		39,130	-	39,130
Comprehensive loss for the year		-	-		-		-	-		-	(8,973,347)	(8,973,347)

Balance at December 31, 2016		41,783,587	$12,998,482		$101,500		$(1,614,486)	$2,351,144		$39,130	$(9,969,180)	$3,906,590

Shares issued for cash	10	528,000	528,000		-		(65,266)	-		-	-	462,734
Shares issued for finders fees	10	5,000	5,000		-		-	3,223		-	-	8,223
Share subscription	10	-	-		(100,000)		10,000	-		-	-	(90,000)
Stock-based compensation	10	-	-		-		-	247,656		-	-	247,565
Comprehensive loss for the period		-	-		-		-	-		-	(2,189,569)	(2,189,569)
				$
Balance at March 31, 2017		42,316,587	$13,531,482		1,500		$(1,669,752)	$2,602,023		$39,130	$(12,158,749)	$2,345,634

During the year ended December 31, 2016, the Company completed a 1:5 forward share split and all references to number of shares have been retroactively adjusted. See note 10 for further details.

The accompanying notes are an integral part of these financial statements	4

Electrameccanica Vehicles Corp.
Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	3 months ended
	March 31,	March 31,
	2017	2016
Operating activities
Loss for the period	$(2,189,569)	$(1,121,083)
Adjustments for:
Amortization	24,910	1,452
Stock-based compensation expense	247,656	249,133
Interest accretion expense	20,277	-
Changes in non-cash working capital items:
Receivables	(74,088)	(65,515)
Prepaid expenses	34,477	(82,251)
Inventory	(3,475)	14,967
Trades payable and accrued liabilities	62,415	37,813
Advance payable	-	(50,000)
Customer deposits	23,250	(6)
Net cash flows used in operating activities	(1,854,147)	(1,015,490)

Investing activities
Expenditures on property, plant and equipment	(127,196)	(15,871)
Investment	(100,000)	-
Expenditures on intellectual property	(14,063)	-
Net cash flows used in investing activities	(241,259)	(15,871)

Financing activities
Proceeds from (repayment of) shareholder loan	-	(135,000)
Proceeds on issuance of common shares – net of share issue costs	380,957	1,240,000
Net cash flows from financing activities	380,957	1,105,000
Increase (decrease) in cash and cash equivalents	(1,714,449)	73,639

Cash and cash equivalents, beginning	3,916,283	106,356
Cash and cash equivalents, ending	$2,201,834	$179,995

Cash	$701,834	$179,995
Cash equivalents	1,500,000	-
Cash and cash equivalents, ending	$2,201,834	$179,995

The accompanying notes are an integral part of these financial statements	5

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

1.	Nature and continuance of operations

Electrameccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of single occupancy electric vehicles.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at March 31, 2017 the Company had not commenced commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its electric vehicles manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on May 30, 2017 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards
These unaudited interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company. These unaudited interim condensed financial statements do not include all the information and disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of preparation
The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of property, plant and equipment, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the calculation of income taxes require judgment in interpreting tax rules and regulations.

Share-based payments
Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Fully diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of fully diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments
The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. The Company has no financial instruments classified as fair value through profit or loss, held-to-maturity, or available for sale.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Cash and accounts receivable are classified as loans and receivables.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s non-derivative financial liabilities consist of trade payables, customer deposits, convertible loan and shareholder loan.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. Any impairment is recorded in profit or loss. No impairment was required on the Company’s financial instruments.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets
The carrying amount of the Company’s assets (which include equipment and deferred development costs) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Deferred income tax:
Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Amortization rate
Office furniture and equipment	20%
Shop equipment	20%
Computer equipment	33%
Computer software	50%
Vehicles	33%
Leasehold improvement	over term of lease

Trademarks and Patents
The Company capitalizes legal fees and filing costs associated with the development of its trademarks and patents. Patents are amortized over an estimated useful life of 5 years using the straight-line method, however patents with indefinite useful lives are not amortized. Amortization expense for the three months ended March 31, 2017 was $nil (three months ended March 31, 2016 - $nil).

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Research and Development Costs
Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. The Company did not have any development costs that met the capitalization criteria for the period ended March 31, 2017, or in the prior fiscal year.

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

New standard IFRS 15 “Revenue from Contracts with Customers”

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted these new standards and is currently assessing the impact that these standards will have on its financial statements.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

3.	Accounting standards issued but not yet effective (cont’d)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.	Receivables

	March 31,	December 31,
	2017	2016
GST receivable	$221,940	$155,498
IRAP contribution receivable	103,534	108,535
GIC interest receivable	9,796	6,000
Other	10,102	1,251
	$345,372	$271,284

5.	Plant and equipment

	Office
	Furniture
	and	Shop		Computer					Leasehold
	Equipment	Equipment		Equipment		Software		Vehicles	Improvement	Total
Cost:

At December 31, 2015	$13,500	$2,938	$		$		$		-	$16,438
Additions	10,555	17,216		18,897		-		173,213	12,146	232,027
At December 31, 2016	24,055	20,154		18,89		-		173,213	12,146	248,465
Additions	31,268	36,301		15,22		17,375		13,574	13,458	127,196
At March 31, 2017	55,323	56,455		34,11		17,375		186,787	25,604	375,661

Amortization:

At December 31, 2015	580	49		-		-		-	-	629
Charge for the year	4,318	2,165		2,514		-		11,666	1,904	22,567
At December 31, 2016	4,898	2,214		2,514		-		11,666	1,904	23,196
Charge for the period	2,138	2,653		1,829		1,195		15,873	1,222	24,910
At March 31, 2017	7,036	4,867		4,343		1,195		27,539	3,126	48,106

Net book value:
At December 31, 2016	$19,157	$17,940		$16,38 $	$			161,5 $	10,242	$225,269
At March 31, 2017	$48,287	$51,588		$29,77		$16,1		$159,2	$22,478	$327,555

6.	Investment

On July 15, 2015, the Company entered into a Joint Operating Agreement (the “Agreement”) with Intermeccanica International Inc. and Henry Reisner, as amended September 19, 2016. The Joint Operating Agreement includes an operating lease agreement, a product assembly agreement and buy-out or merger agreement.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

6.	Investment (cont’d)

Under the buy-out agreement following a qualifying public listing the Company has the right to acquire all the issued and outstanding shares of Intermeccanica (the Call Option”) for a period of 24 months from public listing at a minimum purchase price of $5,000,000, which amount may be increased, dependent on future events, as set out the Agreement. The purchase price shall be paid in a combination of cash and shares of the Company. The Call Option is subject to an initial payment of $100,000 that was made during 2016 and two subsequent annual payments of $100,000 if the Call Option has not yet been exercised. During the period ended March 31, 2017 $100,000 was advanced on account of the purchase price.

7.	Trade payables and accrued liabilities

	March 31,	December 31,
	2017	2016
Trade payables	$210,224	$70,401
Due to related parties (Note 14)	109,064	79,904
Accrued liabilities	211,127	317,695
	$530,415	$486,000

8.	Commitments

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at March 31, 2017, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	March 31,	December 31,
	2017	2016
Payable not later than one year	$252,071	$221,071
Payable later than one year and not later than five years	545,856	601,542
Payable later than five years	-	-
	$797,972	$882,613

9.	Convertible loan

On September 7, 2016, the Company issued an unsecured convertible loan for $300,000. The loan, which is non-interest bearing, matures on September 7, 2017. The loan is convertible, at the holder’s option at any time before maturity into units of the Company at a price of $1.00 per unit or will automatically convert into units of the Company at a price of $1.00 per unit, if prior to maturity the Company has filed an approved registration statement with the US Securities and Exchange Commission and are listed for trading on the OTCQB. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share for a period of five years from date of issue. On October 5, 2016, the Company issued 26,250 units at a price of $1.00 per unit with a fair value of $43,102 for third party finder’s fees regarding the convertible loan.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan, which the Company determined to be 15%. The residual amount, representing the value of the equity conversion option, is included in shareholders’ equity as the equity component of the convertible loan. The implicit interest rate for the convertible loan is 15% per annum. The carrying value of the liability component is being accreted to the face value of the convertible loan over the period from issuance to the maturity date.

	March 31,	December 31,
	2017	2016
Proceeds from issue of convertible loan	$300,000	$300,000
Amount allocated to equity on issue of convertible loan	(39,130)	(39,130)
Convertible loan issue costs	(43,102)	(43,102)
Interest accretion expense	46,185	25,908
	$263,953	$243,676

10.	Share capital

Authorized share capital
Unlimited number of common shares without par value.

On June 22, 2016, the Company completed a stock split of one pre-split common share for five post-split shares. All information related to common shares, options and warrants presented in these financial statements and accompanying notes have been retroactively adjusted to reflect the increased number of common shares resulting from the stock split.

Issued share capital

At March 31, 2017 the Company had 42,316,587 issued and outstanding common shares (December 31, 2016 – 41,783,587).

Private placements

On February 8, 2017, the Company completed a private placement of 320,000 units at a price of $1.00 per unit for gross proceeds of $320,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until February 8, 2022. The Company incurred share issue costs of $42,655 relating to this private placement.

On March 29, 2017, the Company completed a private placement of 108,000 units at a price of $1.00 per unit for gross proceeds of $108,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until March 29, 2022. The Company incurred share issue costs of $10,417 relating to this private placement.

On March 30, 2017, the Company completed a private placement of 100,000 units at a price of $1.00 per unit for gross proceeds of $100,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until March 30, 2022. The Company incurred share issue costs of $12,194 relating to this private placement.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

10.	Share capital (cont’d)

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the period ended March 31, 2017 was based on the loss attributable to common shareholders of $2,189,569 and the weighted average number of common shares outstanding of 41,974,465. Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 60,000,000. Such options will be exercisable for a period of up to 7 years from the date of grant. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company.

Options granted vest one-quarter on the first anniversary subsequent to the grant date and the remaining three-quarters vest in thirty-six (36) equal monthly instalments commencing on the first anniversary of the grant date.

On exercise, each option allows the holder to purchase one common share of the Company.

The changes in options during period ended March 31, 2017 are as follows:

	March 31, 2017
		Weighted average
	Number of options	exercise price
Options outstanding, beginning	56,175,000	$0.19
Options granted	1,020,000	1.00
Options expired and forfeited	-	-
Options outstanding, ending	57,195,000	$0.20

Details of options outstanding as at March 31, 2017 are as follows:

	Weighted average	Number of options	Number of options
Exercise price	contractual life	outstanding	exercisable
$0.15	5.20 years	45,000,000	19,687,500
$0.15	5.37 years	2,675,000	1,058,855
$0.40	5.70 years	8,400,000	2,625,000
$0.40	6.18 years	25,000	6,250
$1.00	6.23 years	75,000
$1.00	6.89 years	1,020,000
	5.32 years	57,195,000	23,377,605

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

10.	Share capital (cont’d)

The weighted average grant date fair value of options granted during the year ended March 31, 2017 was $0.74. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

Period ended March 31, 2017
Expected life of options	5 years
Annualized volatility	100%
Risk-free interest rate	1.02%
Dividend rate	0%

Volatility was determined based on the historical volatility of a similar Company’s share price over a period of time equivalent to the expected life of the option granted. During the period ended March 31, 2017, the Company recognized stock-based compensation expense of $247,656.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The fair value of the warrants issued as part of the third party finder’s fee at issue date on March 29, 2017 was $3,223 as calculated using the Black-Scholes option pricing model with the same assumptions used for stock options.

The changes in warrants during the period ended March 31, 2017 are as follows:

	March 31, 2017
		Weighted
		average
	Number of warrants	exercise price
Warrants outstanding, beginning	18,533,587	$1.64
Warrants issued	533,000	2.00
Warrants outstanding, ending	19,066,587	$1.65

At March 31, 2017, all warrants outstanding were exercisable. Details of warrants outstanding as at March 31, 2017 are as follows:

	Weighted average	Number of warrants
Exercise price	contractual life	outstanding
$0.40-$2.00	4.29 years	19,066,587

11.	Reserve

Share-based payment reserve
The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the options, or warrants expire unexercised, the amount remains in the share-based payment reserve account.

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

12.	General and administrative expenses

	Three months ended
	March 31,	March 31,
	2017	2016
Rent	$58,285	$27,469
Office Expenses	32,050	22,752
Legal & Professional	176,852	62,747
Consulting Fees	93,344	29,473
Investor Relations	22,223	-
Salaries	100,055	38,203
	$482,809	$180,644

13.	Research and development expenses

	Three months ended
	March 31,	March 31,
	2017	2016
Labour	$449,423	$364,588
Materials	937,840	321,516
Government grants	(103,534)	(37,225)
	$1,283,729	$648,879

14.	Related party transactions

Related party balances
The following amounts are due to related parties

	March 31,	December 31,
	2017	2016
Due to related parties (Note 7)	$109,064	$79,904
	$109,064	$79,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Three months ended
	March 31,	March 31,
	2017	2016
Consulting fees	$45,000	$21,500
Salary	51,000	7,500
Deferred salary for CEO	15,000	-
Stock-based compensation	202,637	236,347
	$313,637	$237,347

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

15.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of government grant and refundable government goods and services taxes.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at March 31, 2017:

At March 31, 2017	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$319,288	$-	$-
Customer deposits	192,750	-	-
Convertible loan	263,953
	$775,991	$-	$-

At December 31, 2016	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$150,305	$-	$-
Customer deposits	169,500	-	-
Convertible loan	243,676	-	-
	$563,481	$-	$-

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

15.	Financial instruments and financial risk management (cont’d)

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	March 31,	December 31,
	2017	2016
Cash and cash equivalents	$65,715	$98,762
Trade payables	(51,394)	(4,804)
	$14,321	$93,958

Based on the above net exposures, as at March 31, 2017, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $1,075 (December 31, 2016 - $6,992).

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $3,750 for the period ended March 31, 2017 (December 31, 2016 - $39,163)

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	March 31,	December 31,
	2017	2016
Loans and receivables:
Cash and cash equivalents	$2,201,834	$3,916,283
Other receivables	345,372	271,284
	$2,547,206	$4,187,567

Financial liabilities included in the statement of financial position are as follows:

	March 31,	December 31,
	2017	2016
Non-derivative financial liabilities:
Trade payable	$319,288	$150,305
Customer deposits	192,750	169,500
Convertible loan	263,953	243,676
	$775,991	$563,481

Electrameccanica Vehicles Corp.
Notes to the Financial Statements
(Unaudited - Expressed in Canadian dollars)
For the Three months ended March 31, 2017 and 2016

15.	Financial instruments and financial risk management (cont’d)

Fair value
The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

16.	Capital management

The Company’s policy is to maintain a strong capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

17.	Subsequent events

On April 17, 2017, the Company completed a private placement of 200,000 units at a price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until April 17, 2022. The Company has agreed to pay cash third party finder’s fees of $20,000 relating to this private placement.

On April 26, 2017, the Company completed a private placement of 200,000 units at a price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of $2 per warrant share until April 26, 2022. The Company has agreed to pay cash third party finder’s fees of $20,000 relating to this private placement.